Exhibit 99.4

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements are based on the consolidated financial statements of Brookfield Business Partners L.P. (the “partnership”), Modulaire Investments 2 S.à r.l. (“Modulaire”), the combined financial statements of the Lottery Business of Scientific Games Corporation (Carve-Out of Certain Operations of Scientific Games Corporation) (“Scientific Games Lottery”) and CDK Global, Inc. (“CDK Global”) as adjusted to give effect to the acquisition of Modulaire (the “Modulaire acquisition”), the acquisition of Scientific Games Lottery (the “Scientific Games Lottery acquisition”) and the expected acquisition of CDK Global (“CDK Global acquisition”). These Unaudited Pro Forma Financial Statements have been prepared to illustrate the effects of the following transaction accounting adjustments that occurred upon completion of the Modulaire acquisition, the Scientific Games Lottery acquisition and that are expected to occur upon completion of the CDK Global acquisition (collectively, the “Transactions”):

•	The partnership, together with institutional partners, acquired a 100% interest in Modulaire on December 15, 2021 for total consideration of $4.8 billion. Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific meeting the needs of a diversified customer base across the industrial, infrastructure and public sectors. The partnership holds a 100% voting interest and a 36% economic interest in Modulaire on closing, with the balance held by institutional partners. A portion of the partnership’s investment may be syndicated to other institutional partners. Prior to the completion of the Modulaire acquisition, $2.5 billion of debt within Modulaire was extinguished. The partnership, together with institutional partners, funded a portion of the Modulaire acquisition with approximately $3.2 billion of non-recourse borrowings, net of debt issuance costs.

•	The partnership, together with institutional partners, acquired a 100% interest in Scientific Games Lottery on April 4, 2022 for total consideration of $5.7 billion. Scientific Games Lottery is an essential service provider to government sponsored lottery programs through its capabilities in game design, distribution, systems and terminals, and turnkey technology solutions. The partnership holds a 100% voting interest and an approximate 35% economic interest in Scientific Games Lottery on closing, with the balance held by institutional partners. The partnership, together with institutional partners, funded a portion of the Scientific Games Lottery acquisition with approximately $3.4 billion of non-recourse borrowings, net of debt issuance costs.

•	The partnership, together with institutional partners, is expected to acquire a 100% interest in CDK Global for total expected consideration of $8.3 billion. CDK Global is a leading automotive retail technology company. The partnership is expected to hold a 100% voting interest and 14% economic interest in CDK Global. It is expected that prior to the completion of the CDK Global acquisition, $1.8 billion of debt within CDK Global will be extinguished. The partnership, together with institutional partners, plans to fund a portion of the CDK Global acquisition with approximately $5.0 billion of non-recourse borrowings, net of debt issuance costs.

The information in the Unaudited Pro Forma Statements of Operating Results gives effect to the pro forma adjustments as if the Transactions had been consummated on January 1, 2021. The information in the Unaudited Pro Forma Statement of Financial Position gives effect to the pro forma adjustments as if the Scientific Games Lottery acquisition and the CDK Global acquisition had been consummated on December 31, 2021. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and has been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The partnership and CDK Global have different fiscal years ending December 31 and June 30, respectively. CDK Global’s historical consolidated statements of operation have been aligned to the fiscal year of the partnership for the fiscal year ended December 31, 2021 by adjusting (i) CDK Global’s audited consolidated statement of operations for the year ended June 30, 2021 to include (ii) CDK Global’s unaudited consolidated statement of operations data for the six months ended December 31, 2021 and exclude (iii) CDK Global’s unaudited consolidated statement of operations data for the six months ended December 31, 2020.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited financial statements of the partnership as at December 31, 2021 and 2020 and for each of the years in the three years ended December 31, 2021, the unaudited interim financial statements of Modulaire as at September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020, the audited combined financial statements of Scientific Games Lottery as at December 31, 2021, and 2020 and for each of the years in the three years ended December 31, 2021, the audited consolidated financial statements of CDK Global as at June 30, 2021 and 2020 and for the three years ended June 30, 2021, and the unaudited consolidated financial statements as at December 31, 2021 and June 30, 2021 and for the three and six months ended December 31, 2021 and 2020. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the items for which we are giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

1

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

US$ MILLIONS (except as noted) As at December 31, 2021	Brookfield Business Partners L.P.	Scientific Games Lottery	Pro forma (consummated acquisitions)	CDK Global	Pro forma (consummated and probable acquisitions)
		(2)		(3)
Assets
Current Assets
Cash and cash equivalents	$2,588	$15	$2,603	$—	$2,603
Financial assets	2,014	—	2,014	13	2,027
Accounts and other receivable, net	4,945	186	5,131	277	5,408
Inventory, net	4,512	94	4,606	15	4,621
Other assets	1,359	111	1,470	74	1,544
	15,418	406	15,824	379	16,203
Financial assets	6,536	—	6,536	44	6,580
Accounts and other receivable, net	693	—	693	67	760
Other assets	488	7	495	295	790
Property, plant and equipment	15,325	274	15,599	81	15,680
Deferred income tax assets	888	—	888	2	890
Intangible assets	14,806	4,009	18,815	4,430	23,245
Equity accounted investments	1,480	409	1,889	27	1,916
Goodwill	8,585	1,203	9,788	4,665	14,453
	$64,219	$6,308	$70,527	$9,990	$80,517
Liabilities and Equity
Current Liabilities
Accounts payable and other	$11,850	$292	$12,142	$422	$12,564
Non-recourse borrowings in subsidiaries of the partnership	2,062	—	2,062	—	2,062
	13,912	292	14,204	422	14,626
Accounts payable and other	7,786	74	7,860	140	8,000
Corporate borrowings	1,619	—	1,619	—	1,619
Non-recourse borrowings in subsidiaries of the partnership	25,395	3,352	28,747	4,994	33,741
Deferred income tax liabilities	2,507	310	2,817	1,168	3,985
	51,219	4,028	55,247	6,724	61,971
Equity
Limited partners	2,252	419	2,671	244	2,915
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	2,026	379	2,405	221	2,626
Interest of others in operating subsidiaries	8,722	1,482	10,204	2,801	13,005
	$13,000	$2,280	$15,280	$3,266	$18,546
	$64,219	$6,308	$70,527	$9,990	$80,517

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

2

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

US$ MILLIONS (except as noted) For the year ended December 31, 2021	Brookfield Business Partners L.P.	Modulaire	Scientific Games Lottery	Pro forma (consummated acquisitions)	CDK Global	Pro forma (consummated and probable acquisitions)
		(1)	(2)		(3)
Revenues	$46,587	$1,604	$1,037	$49,228	$1,710	$50,938
Direct operating costs	(43,151)	(1,156)	(741)	(45,048)	(1,248)	(46,296)
General and administrative expenses	(1,012)	(397)	(107)	(1,516)	(369)	(1,885)
Interest income (expense), net	(1,468)	(225)	(167)	(1,860)	(293)	(2,153)
Equity accounted income (loss), net	13	—	42	55	(25)	30
Impairment expense, net	(440)	—	—	(440)	—	(440)
Gain (loss) on acquisitions/dispositions, net	1,823	—	—	1,823	—	1,823
Other income (expense), net	(34)	33	(61)	(62)	(103)	(165)
Income (loss) before income tax	2,318	(141)	3	2,180	(328)	1,852
Income tax (expense) recovery
Current	(536)	(17)	(82)	(635)	(65)	(700)
Deferred	371	58	(15)	414	—	414
Net income (loss)	$2,153	$(100)	$(94)	$1,959	$(393)	$1,566
Attributable to:
Limited partners	$258	$(18)	$(18)	$222	$(30)	$192
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	228	(17)	(16)	195	(27)	168
Special Limited Partners	157	—	—	157	—	157
Interest of others in operating subsidiaries	1,510	(65)	(60)	1,385	(336)	1,049
	$2,153	$(100)	$(94)	$1,959	$(393)	$1,566
Basic and diluted earnings per LP unit	$3.28					$2.45
Weighted-average LP Units (millions)	78.3					78.3

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

3

1.	Acquisition of Modulaire

The following table and explanatory notes present the statement of operating results for the period ended December 15, 2021 of Modulaire, as adjusted to give effect to the Modulaire acquisition as if it had occurred at the beginning of the period.

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

						Transaction accounting adjustments
US$ MILLIONS (except as noted) For the period ended December 15, 2021	Pre-acquisition Jan 1, 2021 to Sep 30, 2021 (in €)	Pre-acquisition Oct 1, 2021 to Dec 15, 2021 (in €)	Modulaire pre-acquisition (in €)	Modulaire pre-acquisition (in $)	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Modulaire pro forma
	(1a)	(1a)	(1a)	(1a)	(1a)
Revenues	€—	€—	€—	$—	$1,604	$—		$—		$1,604
Leasing and services	759	243	1,002	1,185	(1,185)	—		—		—
Sales of modular units and buildings	281	73	354	419	(419)	—		—		—
Direct operating costs	—	—	—	—	(1,038)	(118)	(1b)	—		(1,156)
Costs of sales of goods and providing services	(511)	(141)	(652)	(771)	771	—		—		—
Depreciation of rental equipment	(115)	(41)	(156)	(185)	185	—		—		—
General and administrative expenses	—	—	—	—	(397)	—		—		(397)
Administrative expenses	(274)	(131)	(405)	(479)	479	—		—		—
Finance expense, net	(151)	(30)	(181)	(214)	214	—		—		—
Interest income (expense), net	—	—	—	—	(266)	—		41	(1d)	(225)
Currency (losses) / gains, net	(17)	1	(16)	(19)	19	—		—		—
Other income (expense), net	—	—	—	—	33	—		—		33
Income tax (expense) recovery
Current	—	—	—	—	(17)	—		—		(17)
Deferred	—	—	—	—	—	58	(1c)	—		58
Income tax expense	(7)	(7)	(14)	(17)	17	—		—		—
Net income (loss)	€(35)	€(33)	€(68)	$(81)	$—	$(60)		$41		$(100)
Attributable to:
Owners of the company	€(36)	€(32)	€(68)	$(81)	$81	$—		$—		$—
Limited partners	—	—	—	—	(15)	(11)		8		(18)
Non-controlling interests:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	—	—	—	(14)	(10)		7		(17)
Interest of others in operating subsidiaries	—	—	—	—	(52)	(39)		26		(65)
Non-controlling interests	1	(1)	—	—	—	—		—		—
	€(35)	€(33)	€(68)	$(81)	$—	$(60)		$41		$(100)

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

4

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1a)	On December 15, 2021, the partnership completed the Modulaire acquisition. The acquisition was accounted for using the acquisition method under IFRS 3 with the partnership being identified as the accounting acquirer. Acquisition related costs were approximately $23 million in the year ended December 31, 2021. The historical financial information of Modulaire was prepared in accordance with IFRS as issued by the IASB and presented in euros (€). The partnership has reviewed and determined there were no significant differences in accounting policies applied by Modulaire and the partnership. Certain pro forma adjustments have been made to conform the presentation of the historical financial information of Modulaire to the presentation of financial information in the partnership's financial statements. The historical financial information for the year ended December 31, 2021 was translated from euros to U.S. dollars using the average exchange rate for the year ended December 31, 2021 of 1.1828 USD/EUR.

(1b)	If the acquisition had occurred on January 1, 2021, depreciation and amortization expense for the year ended December 31, 2021 would have increased by $118 million.

(1c)	The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 26%.

(1d)	Prior to the closing of the Modulaire acquisition, Modulaire extinguished $2.5 billion of its fixed and variable-rate borrowings (the “Extinguished Modulaire Borrowings”) with a weighted-average interest rate of 6.7%. Prior to closing the Modulaire acquisition, the partnership raised proceeds of $3.3 billion of fixed and variable-rate non-recourse borrowings (“New Modulaire Non-Recourse Borrowings”) at a weighted-average cost of borrowing of 5.1% and incurred debt issuance costs of approximately $107 million, which was used to partially fund the Modulaire acquisition.

The table below presents the net decrease to borrowing costs presented within interest income (expense), net reflects the interest savings on the Extinguished Modulaire Borrowings, less the borrowing costs on the New Modulaire Non-Recourse Borrowings and the amortization of related debt issuance costs.

(US$ MILLIONS)	Pre-acquisition Jan 1, 2021 to Dec 15, 2021
Elimination of interest expense and amortization of debt issuance costs – Extinguished Borrowings	$ 219
Interest expense on New Modulaire Non-Recourse Borrowings	(164)
Amortization of debt issuance costs on New Modulaire Non-Recourse Borrowings	(14)
Other transaction accounting adjustments to interest income (expense), net	$ 41

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $2 million for the year ended December 31, 2021.

5

2.	Acquisition of Scientific Games Lottery

The following tables and explanatory notes present the statement of financial position as at December 31, 2021 and the statement of operating results for the year ended December 31, 2021 of Scientific Games Lottery, as adjusted to give effect to the Scientific Games Lottery acquisition.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

			Transaction accounting adjustments
US$ MILLIONS (except as noted) As at December 31, 2021	Scientific Games Lottery historical	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Scientific Games Lottery pro forma
	(2a)	(2a)	(2a)
Assets
Current Assets
Cash and cash equivalents	$15	$—	$—		$—		$15
Accounts and other receivable, net	—	186	—		—		186
Receivables, net of allowance for credit losses	186	(186)	—		—		—
Inventory, net	—	94	—		—		94
Inventories	94	(94)	—		—		—
Restricted cash	8	(8)	—		—		—
Contract assets	84	(84)	—		—		—
Prepaid expenses, deposits and other current assets	19	(19)	—		—		—
Other assets	—	111	—		—		111
	$406	$—	$—		$—		$406
Other assets	—	7	—		—		7
Property, plant and equipment	201	31	42	(2b)	—		274
Operating lease right-of-use assets	31	(31)	—		—		—
Intangible assets	68	70	3,871	(2b)	—		4,009
Software, net	70	(70)	—		—		—
Equity accounted investments	—	251	158	(2f)	—		409
Equity investments	251	(251)	—		—		—
Goodwill	361	—	842	(2a)	—		1,203
Other non-current assets	7	(7)	—		—		—
	$1,395	$—	$4,913		$—		$6,308

Liabilities and Equity		(2a)	(2a)
Current Liabilities
Accounts payable and other	$85	$155	$52	(2d)	$—		$292
Contract liabilities	42	(42)	—		—		—
Accrued liabilities	113	(113)	—		—		—
	$240	$—	$52		$—		$292
Accounts payable and other	—	74	—		—		74
Non-recourse borrowings in subsidiaries of the partnership	—	—	—		3,352	(2e)	3,352
Deferred income tax liabilities	34	—	276	(2c)	—		310
Operating lease liabilities	24	(24)	—		—		—
Long-term license liabilities	21	(21)	—		—		—
Pension liabilities	4	(4)	—		—		—
Other long-term liabilities	25	(25)	—		—		—
	$348	$—	$328		$3,352		$4,028
Equity
Limited partners	$—	$192	$843		$(616)		$419
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	—	174	762		(557)		379
Interest of others in operating subsidiaries	—	681	2,980		(2,179)		1,482
Total Parent’s equity	1,047	(1,047)	—		—		—
	$1,047	$—	$4,585		$(3,352)		$2,280
	$1,395	$—	$4,913		$—		$6,308

6

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

			Transaction accounting adjustments
US$ MILLIONS (except as noted) For the twelve months ended December 31, 2021	Scientific Games Lottery historical	Reclassification to conform presentation	IFRS 3 adjustments	Notes	Other	Notes	Scientific Games Lottery pro forma
	(2a)	(2a)
Revenues	$—	$1,037	$—		$—		$1,037
Instant products	675	(675)	—		—		—
Lottery systems	362	(362)	—		—		—
Direct operating costs	—	(618)	(123)	(2b)	—		(741)
Cost of instant products	(326)	326	—		—		—
Cost of lottery systems	(229)	229	—		—		—
General and administrative expenses	—	(107)	—		—		(107)
Selling, general and administrative	(107)	107	—		—		—
Research and development	(6)	6	—		—		—
Restructuring and other	(5)	5	—		—		—
Depreciation and amortization expense	(57)	57	—		—		—
Interest income (expense), net	—	—	—		(167)	(2e)	(167)
Equity accounted income (loss), net	—	42	—		—		42
Earnings (loss) from equity investments	42	(42)	—		—		—
Other income (expense), net	(4)	(5)	(52)	(2d)	—		(61)
Income tax (expense) recovery
Current	—	(82)	—		—		(82)
Deferred	—	4	(19)	(2c)	—		(15)
Income tax expense	(78)	78	—		—		—
Net income (loss)	$267	$—	$(194)		$(167)		$(94)
Attributable to:
Parent	$267	$(267)	$—		$—		$—
Limited partners	—	49	(36)		(31)		(18)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	44	(32)		(28)		(16)
Interest of others in operating subsidiaries	—	174	(126)		(108)		(60)
	$267	$—	$(194)		$(167)		$(94)

See the accompanying notes to the Unaudited Pro Forma Financial Statements

7

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(2a)	The Scientific Games Lottery acquisition is accounted for using the acquisition method under IFRS 3, Business combinations with the partnership being identified as the accounting acquirer. The partnership determined there to be no material adjustments to reconcile the combined financial statements of Scientific Games Lottery, prepared under accounting standards generally accepted in the United States (U.S. GAAP), to IFRS as issued by the IASB, with the exception of certain pro forma adjustments that have been made to conform the presentation of the combined financial statements of Scientific Games Lottery prepared under U.S. GAAP to the presentation of financial information in the partnership's financial statements prepared under IFRS. The following table summarizes, the cash consideration transferred, assets acquired and liabilities assumed at the acquisition date:

(US$ MILLIONS)
Cash and cash equivalents	$15
Accounts and other receivable, net	186
Inventory, net	94
Other assets	118
Property, plant and equipment	274
Equity accounted investments	409
Intangible assets	4,009
Accounts payable and other	(314)
Deferred income tax liabilities	(310)
Net identifiable assets acquired	4,481
Goodwill	1,203
Consideration transferred	$5,684

8

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position and the Unaudited Pro Forma Statements of Operating Results is based on various assumptions to determine management’s best estimates of fair value. The partnership expects approximately 75% of goodwill will be deductible for tax purposes. The final purchase price allocation will be determined when the partnership has completed the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. The final allocation may include (1) changes in fair values of property, plant & equipment; (2) changes in allocations to intangible assets, such as customer relationships and brand, as well as goodwill; and (3) other changes to assets and liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

(2b)	The fair value adjustment applied to property, plant and equipment is expected to result in an increase to carrying value of $42 million, with an average useful life of 35 years. In addition, the fair value adjustment applied to intangible assets is expected to result in an increase to carrying value of $3.9 billion, where total intangible assets comprises customer relationship intangibles with an average useful life of 23 years, brand intangibles with an indefinite useful life, and other intangible assets with an average useful life of 5 years. Brand intangibles have an indefinite useful life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. If the acquisition had occurred on January 1, 2021, depreciation and amortization expense for the year ended December 31, 2021 would have increased by $123 million.

(2c)	This adjustment reflects the purchase accounting adjustments to the Scientific Games historical deferred income tax liabilities of $276 million. The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 26%.

(2d)	Represents the accrual of $52 million of estimated transaction costs incurred by the partnership subsequent to December 31, 2021. There were no transaction costs included in the historical statement of operating results of the partnership for the year ended December 31, 2021. These costs will not affect the partnership’s statement of operating results beyond 12 months after the acquisition date.

(2e)	Prior to closing the Scientific Games Lottery acquisition, the partnership raised proceeds of $3.5 billion of fixed and variable-rate non-recourse borrowings (“New Scientific Games Lottery Non-Recourse Borrowings”) at a weighted-average cost of borrowing of 4.4% and incurred debt issuance costs of approximately $100 million, which were used to partially fund the Scientific Games Lottery acquisition.

The borrowing costs presented within interest income (expense), net reflects the borrowing costs on the New Scientific Games Lottery Non-Recourse Borrowings and the amortization of related debt issuance costs of $167 million for the year ended December 31, 2021. A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $3 million for the year ended December 31, 2021.

(2f)	Reflects an increase of $158 million to equity accounted investments associated with the estimated fair value of investments in associates and joint ventures.

9

3.	Acquisition of CDK Global

The following tables and explanatory notes present the statement of financial position as at December 31, 2021 and the statement of operating results for the year ended December 31, 2021 of CDK Global, as adjusted to give effect to the CDK Global acquisition.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

			Transaction accounting adjustments
US$ MILLIONS (except as noted) As at December 31, 2021	CDK Global historical	Accounting policy and reclassification	IFRS 3 adjustments	Notes	Other	Notes	CDK Global pro forma
		(3a)	(3b)
Assets
Current Assets
Cash and cash equivalents	109	—	—		(109)	(3f)	—
Financial assets	—	13	—		—		13
Accounts and other receivable, net	—	277	—		—		277
Accounts receivable, net	240	(240)	—		—		—
Inventory, net	—	15	—		—		15
Other assets	132	(58)	—		—		74
	$481	$7	$—		$(109)		$379
Financial assets	—	44	—		—		44
Accounts and other receivable, net	—	67	—		—		67
Other assets	470	(175)	—		—		295
Property, plant and equipment	70	22	(11)	(3c)	—		81
Deferred income tax assets	—	2	—		—		2
Intangible assets	378	—	4,052	(3c)	—		4,430
Equity accounted investments	—	27	—		—		27
Goodwill	1,438	—	3,227	(3b)	—		4,665
	$2,837	$(6)	$7,268		$(109)		$9,990

Liabilities and Equity
Current Liabilities
Accounts payable and other	$—	$349	$88	(3e)	$(15)	(3f)	$422
Accounts payable	26	(26)	—		—		—
Accrued expenses and other current liabilities	197	(197)	—		—		—
Litigation liability	34	(34)	—		—		—
Accrued payroll and payroll-related expenses	56	(56)	—		—		—
Deferred revenue	30	(30)	—		—		—
Non-recourse borrowings in subsidiaries of the partnership	—	—	—		—		—
Current maturities of long-term debt and finance lease liability	6	(6)	—		—		—
	$349	$—	$88		$(15)		$422
Accounts payable and other	—	140	—		—		140
Deferred revenue	37	(37)	—		—		—
Other liabilities	100	(100)	—		—		—
Non-recourse borrowings in subsidiaries of the partnership	—	1,814	—		3,180	(3f)	4,994
Debt and finance lease liabilities	1,817	(1,817)	—		—		—
Deferred income tax liabilities	117	—	1,051	(3d)	—		1,168
	$2,420	$—	$1,139		$3,165		$6,724
Equity
Limited partners	$—	$30	$460		$(246)		$244
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	—	27	416		(222)		221
Interest of others in operating subsidiaries	—	354	5,253		(2,806)		2,801
Equity attributable to the owners of the Company	403	(403)	—		—		—
Non-controlling interests	14	(14)	—		—		—
	$417	$(6)	$6,129		$(3,274)		$3,266
	$2,837	$(6)	$7,268		$(109)		$9,990

10

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

			Transaction accounting adjustments
US$ MILLIONS (except as noted) For the twelve months ended December 31, 2021	CDK Global historical	Accounting policy and reclassification	IFRS 3 adjustments	Notes	Other	Notes	CDK Global pro forma
		(3a)	(3b)
Revenues	$1,730	$(20)	$—		$—		$1,710
Direct operating costs	—	(918)	(330)	(3c)	—		(1,248)
Cost of revenue	(899)	899	—		—		—
General and administrative expenses	—	(369)	—		—		(369)
Selling, general and administrative expenses	(384)	384	—		—		—
Interest income (expense), net	(99)	7	—		(201)	(3f)	(293)
Equity accounted income (loss), net	—	(25)	—		—		(25)
Loss from equity method investment	(25)	25	—		—		—
Impairment expense, net	—	—	—		—		—
Gain (loss) on acquisitions/dispositions, net	—	—	—		—		—
Other income (expense), net	15	(30)	(88)	(3e)	—		(103)
Loss on extinguishment of debt	(23)	23	—
Income tax (expense) recovery
Current	—	(65)	—		—		(65)
Deferred	—	(29)	29	(3d)	—		—
Income tax expense	(94)	94	—		—		—
Net income (loss)	$221	$(24)	$(389)		$(201)		$(393)
Attributable to:
Owners of the company	$213	$(213)	$—		$—		$—
Limited partners	—	14	(29)		(15)		(30)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	—	13	(26)		(14)		(27)
Interest of others in operating subsidiaries	—	170	(334)		(172)		(336)
Non-controlling interests	8	(8)	—		—		—
	$221	$(24)	$(389)		$(201)		$(393)

See the accompanying notes to the Unaudited Pro Forma Financial Statements

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NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(3a)	Pro forma adjustments have been made to conform the presentation of the historical financial information of CDK Global to the presentation of financial information in the partnership's financial statements. In addition, certain pro forma adjustments have been made to CDK Global’s historical financial statements prepared in accordance with standards generally accepted in the United States (U.S. GAAP), to IFRS as issued by the IASB. The conversion of CDK Global’s historical statement of financial position to IFRS includes adjustments related to: (i) a decrease in other assets of approximately $20 million related to the removal of capitalized implementation costs incurred as a customer in a cloud computing arrangement; and (ii) an increase in accounts receivable and other, net of $19 million and decrease in property, plant and equipment of $5 million related to the accounting of finance leases under IFRS. The conversion of CDK Global’s historical statement of operating results to IFRS includes the adjustments related to: (i) an increase of $14 million in general and administrative expenses related to the recognition of implementation costs incurred as a customer in a cloud computing arrangement, net of historical amortization expense; and (ii) a decrease in revenue and direct operating expenses of $20 million and $10 million, respectively, related to the accounting of finance leases under IFRS. Certain other pro forma adjustments have been made to conform the presentation of the consolidated financial statements of CDK Global prepared under U.S. GAAP to the presentation of financial information in the partnership's financial statements prepared under IFRS, including reclassifications of depreciation expense of $29 million from general and administrative expenses and $899 million from cost of revenue to direct operating costs.

(3b)	The CDK Global acquisition will be accounted for using the acquisition method under IFRS 3, Business combinations with the partnership being identified as the accounting acquirer. The following table summarizes, on a preliminary basis, the expected cash consideration transferred, assets acquired and liabilities assumed at the acquisition date:

(US$ MILLIONS)
Financial Assets	$57
Accounts and other receivable, net	344
Inventory, net	15
Other assets	369
Property, plant and equipment	81
Equity accounted investments	27
Deferred income tax assets	2
Intangible assets	4,430
Accounts payable and other	(474)
Deferred income tax liabilities	(1,168)
Net identifiable assets acquired	3,683
Non-controlling interests	(14)
Goodwill	4,665
Consideration transferred	$8,334

The preliminary purchase price allocation used to prepare the transaction accounting adjustments in the Unaudited Pro Forma Statement of Financial Position and the Unaudited Pro Forma Statement of Operating Results is based on various assumptions to determine management’s best estimates of fair value. The partnership does not expect the goodwill to be deductible for tax purposes. The final purchase price allocation will be determined when the partnership has completed the detailed valuations and necessary calculations to the adjustments referred to in the explanatory notes below. The final allocation may include (1) changes in fair values of property, plant & equipment; (2) changes in allocations to intangible assets, such as customer relationships and brand, as well as goodwill; and (3) other changes to assets and liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

(3c)	As part of the CDK Global acquisition, the fair value adjustment applied to property, plant and equipment is expected to reduce the carrying value of real property by $11 million. The fair value adjustment applied to intangible assets is expected to result in an increase to carrying value of $4.1 billion, where total intangible assets, after the fair value adjustment is applied, comprises customer relationship intangibles with an average useful life of 15 years, brand intangibles with an average useful life of 14 years, and developed technology assets with an average useful life of 5 years. If the acquisition had occurred on January 1, 2021, depreciation and amortization expense for the year ended December 31, 2021 would have increased by $330 million.

(3d)	This adjustment reflects the purchase accounting adjustments to the CDK Global historical deferred income tax liabilities of $1.1 billion. The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 26%.

(3e)	Represents the accrual of $88 million of estimated transaction costs incurred by the partnership subsequent to December 31, 2021. There were no transaction costs included in the historical statement of operating results of the partnership for the year ended December 31, 2021. These costs will not affect the partnership’s statement of operating results beyond 12 months after the acquisition date.

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(3f)	Prior to closing the CDK Global acquisition, CDK Global expects to extinguish $1,814 million of its fixed and variable-rate borrowings (the “Extinguished CDK Global Borrowings”) with a weighted-average interest rate of 4.6% and $15 million in accrued interest. The repayment of the Extinguished CDK Global Borrowings will be partially funded by CDK Global’s cash and cash equivalents of $109 million, with the balance funded by the consideration transferred by the partnership. Prior to closing the CDK Global acquisition, the partnership expects to raise proceeds of $5.2 billion of variable-rate non-recourse borrowings (“New CDK Global Non-Recourse Borrowings”) at a weighted-average cost of borrowing of 5.2% and incur debt issuance costs of approximately $221 million, which will be used to partially fund the CDK Global acquisition.

The table below presents the net increase to non-recourse borrowings in subsidiaries of the partnership, reflecting the New CDK Global Non-Recourse Borrowings of $5.2 billion incurred to partially fund the CDK Global acquisition, less $221 million of debt issuance costs.

(US$ MILLIONS)	December 31, 2021
Decrease for Extinguished Borrowings of CDK Global	$(1,814)
Increase for issuance of New CDK Global Non-Recourse Borrowings	4,994
Other transaction accounting adjustment to non-recourse borrowings in subsidiaries of the partnership	$3,180

The table below presents the net increase to borrowing costs presented within interest income (expense), net.

(US$ MILLIONS)	Year ended December 31, 2021
Elimination of interest expense and amortization of debt issuance costs – Extinguished CDK Global Borrowings	$99
Interest expense on New CDK Global Non-Recourse Borrowings	(269)
Amortization of debt issuance costs on New CDK Global Non-Recourse Borrowings	(31)
Other transaction accounting adjustment to interest income (expense), net	$(201)

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $7 million for the year ended December 31, 2021.

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